May 9, 2006

VIA EDGAR

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:      COMMSCOPE, INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED MARCH 1, 2006
         FILE NO. 1-12929

Dear Mr. Spirgel:

     We are counsel for CommScope, Inc., a Delaware corporation (the "Company"). We refer to your letter dated May 2, 2006 (the "Comment Letter") commenting on (i) the Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K") filed by the Company with the Securities and Exchange Commission (the "SEC") on March 1, 2006 and (ii) the Company's supplemental response letter dated April 24, 2006 (the "Response Letter") responding to your letter dated March 30, 2006 commenting on the 2005 Form 10-K.

     Set forth below are the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") numbered to correspond to the numbering of the comments of the Staff in the Comment Letter (a copy of which is attached as Annex A).

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS, PAGE 24
-------------------

OFS BRIGHTWAVE, LLC, PAGE 32
----------------------------

1. WE NOTE YOUR RESPONSE TO COMMENT 2. BASED UPON THE INFORMATION THAT WAS AVAILABLE TO YOU IN JUNE 2004, WE CONTINUE TO QUESTION WHY IT WAS ECONOMICALLY RATIONAL FOR YOU TO EXCHANGE YOUR INTEREST IN OFS BRIGHTWAVE FOR THE 7.7 MILLION SHARES OF COMMON STOCK. PROVIDE, IN AN AMENDED FILING, ALL OF THE DISCLOSURES PREVIOUSLY REQUESTED IN COMMENT
     2. IN THIS REGARD, YOU SHOULD:

     O CLEARLY DISCLOSE WHY YOU AGREED TO ACCEPT THE 7.7 MILLION SHARES OF YOUR COMMON STOCK ON JUNE 14, 2004 IN LIEU OF COLLECTING $173.4 MILLION IN CASH BEGINNING FEBRUARY 15, 2006;

     O EXPLAIN TO READERS WHY THIS WAS "FOR THE MUTUAL BENEFIT OF BOTH PARTIES;" AND

     O DISCLOSE THE TERMS OF THE ORIGINAL AGREEMENTS, SPECIFICALLY YOUR CALL RIGHT AND FURUKAWA'S PUT RIGHT, IN ORDER TO CLARIFY THE ALTERNATIVES THAT WERE AVAILABLE TO YOU AND CONSIDERED BY YOU AT THE TIME OF THE AMENDMENT.

The Company has considered the Staff's comment but continues to believe that, for the reasons set forth in the Response Letter, the 2004 transactions were negotiated on an arms-length basis and were beneficial to the Company, and that the existing disclosure in its MD&A adequately conveys to investors the material terms and impact of those transactions. The Company notes in particular that:

     (i) the material agreements between it and The Furukawa Electric Co., Ltd., including those relating to the 2004 transactions, were publicly filed with the SEC in 2004, thereby providing investors with an opportunity to review and evaluate such agreements;

     (ii) the Company summarized for investors the material terms of the 2004 transactions in its Current Report on Form 8-K filed with the SEC on June 15, 2004 (the date on which the transactions were publicly announced), stating in part that the transactions "(i) amended the date when CommScope Optical could first exercise its contractual right to sell its equity ownership interest in OFS BrightWave to Furukawa to any time on or after June 14, 2004 and
          (ii) changed the consideration receivable from Furukawa upon exercise of this right from $173,388,000 in cash to the 7,656,900 shares of Common Stock owned by Furukawa....As a result of the
          Exchange Transaction, the Company no longer owns any equity interest in OFS BrightWave and Furukawa no longer owns any shares of Common Stock of the Company";

    (iii) almost two years have elapsed since the consummation of the 2004 transactions, allowing investors to evaluate both the impact of the transactions as well as the Company's financial results for its 2004 and 2005 fiscal years; and

     (iv) the price of the Company's common stock has increased from $17.28 per share on June 14, 2004 (the day before the 2004 transactions were publicly announced) to $31.35 per share on May 1, 2006, further supporting the Company's view that the 2004 transactions, and the reacquisition of its shares at that time, were beneficial to the Company.

For all of these reasons, the Company believes that an amendment of the 2005 Form 10-K is unnecessary.

2. IN ADDITION, BASED ON THE INFORMATION YOU HAVE PROVIDED, IT APPEARS TO US THAT YOU RECEIVED FAVORABLE PRICING AS A RESULT OF THE 2004 SUPPLY AGREEMENT. WE BELIEVE THAT YOU SHOULD REVISE YOUR FINANCIAL STATEMENTS TO RECORD THE VALUE OF THIS FAVORABLE CONTRACT. TO THE EXTENT YOU BELIEVE THE VALUE OF THIS CONTRACT AND THE SUBSEQUENT IMPACT ON GROSS MARGIN IS IMMATERIAL, PLEASE PROVIDE US WITH AN ANALYSIS OF HOW YOU MADE THIS DETERMINATION. TELL US THE DOLLAR AMOUNT OF THE PRODUCTS PURCHASED FROM OFS FITEL, LLC IN 2004 (SUBSEQUENT TO JUNE 14, 2004) AND 2005 BY PRODUCT TYPE, BASED ON THE PRICES IN THE NEW AGREEMENT, AND TELL US HOW THIS AMOUNT WOULD HAVE DIFFERED USING PRICES IN EFFECT PRIOR TO JUNE 14, 2004.

The Company respectfully disagrees with the Staff's assessment that the June 14, 2004 Supply Agreement (the "2004 Supply Agreement") should be assigned a value in its financial statements. The Company believes the pricing and the pricing adjustment mechanism in the 2004 Agreement were competitive with the market, and does not believe that any advantage the contract may have provided is material.

In particular, the Company does not believe that its execution of the 2004 Supply Agreement provided any additional pricing reduction over what it likely would have obtained pursuant to the price adjustment mechanisms contained in the November 16, 2001 Supply Agreement (the "2001 Supply Agreement"). The 2001 Supply Agreement (like the 2004 Supply Agreement) included a pricing adjustment mechanism permitting price changes every six months (see section 4.1 in both agreements). In fact, prices had been frequently revised down between November 16, 2001 and June 14, 2004, including at points during the first half of 2004. Even if the Company had not entered into the 2004 Supply Agreement, it is likely that the Company would have sought and received price reductions during the second half of 2004 based on market conditions under the contractual price adjustment mechanism.

The 2004 Supply Agreement simply carried over the same pricing mechanism. The only effect of the pricing appendix in the 2004 Supply Agreement was to set the initial six-month pricing to reflect current market conditions. Had the Company not entered into the 2004 Supply Agreement, it would have simply sought revised pricing as permitted by the 2001 Supply Agreement. Further evidence of the market-based pricing in the supply agreements is that both the 2001 Supply Agreement and the 2004 Supply Agreement allow for cancellation (subject to 6 months notice) by either party if market pricing could not be agreed upon within 60 days of commencing the market price adjustment mechanisms in the agreements.

Notwithstanding this practical reality, even if one assumes that the 2004 Agreement had an effect on pricing, the effect was minimal. New prices were established as of January 1, 2005 under the contractual price adjustment mechanism (which, again, was the same as the mechanism contained in the 2001 Supply Agreement). These prices reflect even further reductions that in turn reflect continued declines in market pricing. This means that, at most, the 2004 Supply Agreement might have accelerated price reductions for the period from June 14, 2004 through December 31, 2004 (though the Company does not believe this to be the case).

Assuming that the prices in effect immediately prior to June 14, 2004 had remained in effect through December 31, 2004 (which the Company believes is highly unlikely given market conditions at the time), the Company's gross profit for 2004 of $254,815,000 would have been reduced by $71,550.86 or 0.00028% for 2004. The Company does not believe this to be material. It is worth noting that the product with the highest volume of purchases during the period from June 14, 2004 through December 31, 2004 realized no benefit from the pricing schedule implemented under the 2004 Supply Agreement.

Since prices were again revised effective as of January 1, 2005 (and have in fact been subsequently revised), and since market prices for optical fiber in general have continued to decline, the Company does not believe it is appropriate or helpful to revalue 2005 purchases using pre-June 14, 2004 pricing. Purchases during 2005 from OFS Fitel, LLC ("OFS Fitel") under the 2004 Supply Agreement constituted less than 2% of the Company's cost of goods sold for the same period.

You have asked that the Company provide you with the dollar amount of products purchased from OFS Fitel in 2004 (subsequent to June 14, 2004) and 2005 by product type. Due to the confidential and commercially sensitive nature of this information, the Company is providing this information to the Staff in a supplemental submission. The Company requests that the Staff return such information to the Company after its review.

     Please address any comments that the staff may have with respect to this letter to me at (212) 859-8076.

                                             Very truly yours,

                                             /s/ Lois Herzeca
                                             ------------------
                                             Lois Herzeca

cc:   Frank B. Wyatt, II
      CommScope, Inc.

                                  ANNEX A

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE



Mail Stop 3720

                                                       May 2, 2006


Mr. Jearld L. Leonhardt
Chief Financial Officer
CommScope, Inc.
1100 CommScope Place, S.E.
P.O. Box 339
Hickory, NC 28602

         RE:      COMMSCOPE, INC.
                  FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MARCH 1, 2006
                  FILE NO. 1-12929

Dear Mr. Leonhardt:

     We have reviewed your supplemental response letter dated April 24, 2006 as well as your filing and have the following comments. As noted in our comment letter dated March 30, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005
-------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 24
-------------------

OFS Brightwave, LLC, page 32
----------------------------

1. We note your response to comment 2. Based upon the information that was available to you in June 2004, we continue to question why it was economically rational for you to exchange your interest in OFS Brightwave for the 7.7 million shares of common stock. Provide, in an amended filing, all of the disclosures previously requested in comment
     2. In this regard, you should:


     o clearly disclose why you agreed to accept the 7.7 million shares of your common stock on June 14, 2004 in lieu of collecting $173.4 million in cash beginning February 15, 2006;

     o explain to readers why this was "for the mutual benefit of both parties;" and

     o disclose the terms of the original agreements, specifically your call right and Furukawa's put right, in order to clarify the alternatives that were available to you and considered by you at the time of the amendment.

2. In addition, based on the information you have provided, it appears to us that you received favorable pricing as a result of the 2004 Supply Agreement. We believe that you should revise your financial statements to record the value of this favorable contract. To the extent you believe the value of the contract and the subsequent impact on gross margin is immaterial, please provide us with an analysis of how you made this determination. Tell us the dollar amount of the products purchased from OFS Fitel, LLC in 2004 (subsequent to June 14, 2004) and 2005 by product type, based on the prices in the new agreement, and tell us how this amount would have differed using prices in effect prior to June 14, 2004.

                                  * * * *

     You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                             Sincerely,

                                             /s/ Robert S. Littlepage, Jr.

                                             For Larry Spirgel
                                             Assistant Director